As filed with the Securities and Exchange Commission on January 31, 2005.
                           Registration No. 333 -____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      under
                           The Securities Act of 1933

                            NORTHWESTERN CORPORATION

                                      d/b/a

                              NORTHWESTERN ENERGY
                           [NORTHWESTERN ENERGY LOGO]
               (Exact name of issuer as specified in its charter)

        Delaware                                         46-0172280
(State of Incorporation)                    (IRS Employer Identification Number)

                              125 S. Dakota Avenue
                         Sioux Falls, South Dakota 57104
                    (Address of Principal Executive Offices)

  NorthWestern Corporation 2004 Special Recognition Grant Restricted Stock Plan
                            (Full title of the Plan)

                                 Thomas J. Knapp
                                 General Counsel
                            NorthWestern Corporation
                              125 S. Dakota Avenue
                         Sioux Falls, South Dakota 57104
                                 (605) 978-2930
            (Name, address and telephone number of agent for service)


                                  CALCULATION OF REGISTRATION FEE
  Title of securities       Amount to be       Proposed maximum      Proposed max.      Amount of
    to be registered         registered       offering price per       aggregate      registration
 Shares of Common Stock      228,320 (1)            share           offering price         fee
                                                  $28.09 (2)         $6,413,508.80       $754.87

(1) Represents shares of common stock reserved for grants under the NorthWestern Corporation 2004 Special Recognition Grant Restricted Stock Plan which may be issued under that plan subject to a grant agreement evidencing an award of restricted stock to NorthWestern Corporation employees.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h), based on the average high and low prices of the common stock as quoted on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market on January 24, 2005, which is within five business days prior to the date of filing of this Registration Statement.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS


                                Explanatory Note

        NorthWestern Corporation ("NorthWestern") has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"). This Registration Statement registers 228,320 shares of the Company's common stock which may be issued from time to time to participants under the NorthWestern Corporation 2004 Special Recognition Grant Restricted Stock Plan ("Plan"). The Plan was created in connection with NorthWestern's emergence from Chapter 11 Bankruptcy on November 1, 2004.

        Further, this Registration Statement is intended to register common shares for re-offer and/or resale by the individuals listed under the Selling Securityholder section of this re-offer prospectus ("Selling Securityholders"). All of the common shares registered hereby may be issued under the Plan, which, if issued to the Selling Securityholders, shall constitute "control securities" within the meaning of Instruction C of the General Instructions to Form S-8.

        This Registration Statement contains two parts. The first part contains a re-offer prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8), including a re-offer prospectus that may be used for re-offerings and re-sales of common shares acquired by the Selling Securityholders listed on pages 20-21 of this Registration Statement/re-offer prospectus. These Selling Securityholders are affiliates of NorthWestern as defined in Rule 405 of the Securities Act. The second part contains information required in the Registration Statement pursuant to Part II of Form S-8.

        The documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

                              NORTHWESTERN ENERGY
                           [NORTHWESTERN ENERGY LOGO]


                               RE-OFFER PROSPECTUS


                            NorthWestern Corporation
                         228,320 Shares of Common Stock
        We are NorthWestern Corporation ("NorthWestern" or the "Company"), a Delaware Corporation with its principal offices in Sioux Falls, South Dakota. The shares of our common stock which are the subject of this re-offer prospectus may be offered and sold to the public by the selling security holders ("Selling Securityholders") identified in this document, each of whom is deemed to be an "affiliate" under Securities and Exchange Commission Rule 144. These shares of common stock ("Shares") will be issued to the Selling Securityholders pursuant to the NorthWestern Corporation 2004 Special Recognition Grant Restricted Stock Plan ("Plan"). The Selling Securityholders may sell their Shares directly or indirectly in one or more transactions on any stock exchange or stock market on which the Shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of methods. These sales may be at fixed or negotiated prices, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices.

        NorthWestern's Shares are listed on the NASDAQ exchange under the symbol NWEC. On January 24, 2005, the last reported sale price for NorthWestern's shares was $28.00 per share.

        This re-offer prospectus has been prepared for the purpose of registering the Shares which are the subject of this re-offer prospectus under the Securities Act, and thereby to allow for future sales by the Selling Securityholders to the public. The Selling Shareholders may sell Shares through agents, brokers, dealers or directly to the public. Brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Securityholders and/or purchasers of the Shares (or both), which compensation may be in excess of typical commissions. In connection with such sales, the Selling Securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and commission and proceeds from the sale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. NorthWestern will receive no portion of the proceeds form the sale of Shares by the Selling Securityholders.

        This investment involves significant risks. Please see "Risk Factors" beginning on page 10 of this Registration Statement/re-offer prospectus.

        Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined whether this re-offer prospectus is truthful and complete. Any representation to the contrary is a criminal offense. This re-offer prospectus does not constitute and offer to sell our Shares in any state with respect to any person to whom it is unlawful to make such an offer in such state.

        The date of this re-offer prospectus is January 26, 2005.

        You should rely only on the information contained or incorporated by reference in this re-offer prospectus. We have not authorized any other person to provide you with information different from or additional to that contained or incorporated by reference in this re-offer prospectus. The Selling Securityholders are offering to sell common shares only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this re-offer prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date or as of other dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since these dates.


Additional Information

        We have filed with the SEC a registration statement on Form S-8 under the Securities Act to register the common shares offered hereby. This re-offer prospectus is part of the registration statement. This re-offer prospectus does not contain all the information contained in the registration statement because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. Statements contained in this re-offer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each statement is qualified in all respects by such reference.

        For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain copies for a fee from the Public Reference Section of the Commission at its principal office in Washington, D.C. You may call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding NorthWestern. You may access the Commission's Web site at http://www.sec.gov.


Incorporation of Certain Documents by Reference

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this re-offer prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


        (i) NorthWestern's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 15, 2004;

        (ii) The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (as filed with the Commission on May 7,
                2004);

        (iii) The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (as filed with the Commission on August 6,
                2004);

        (iv) The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (as filed with the Commission on November 8, 2004);

        (v) The description of NorthWestern's common stock contained in NorthWestern's Registration Statement on Form 8-A12G, as filed with the SEC on November 2, 2004, and any amendment or report filed for the purpose of updating such description; and

        (vi) The Company's Current Reports on Forms 8-K subsequent to December 31, 2003, and up to and including the date of filing of this Registration Statement.

        You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this re-offer prospectus), at no cost, by writing or telephoning us at the following address:

        NorthWestern Corporation
        Attn: Thomas J. Knapp, Esq., General Counsel
        125 S. Dakota Avenue
        Sioux Falls, South Dakota  57104
        Telephone: (605) 978-2908.

        Any documents subsequently filed by NorthWestern under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference in this Registration Statement from that date filed.


The Company(1)

        NorthWestern Corporation, doing business as NorthWestern Energy, is one of the largest providers of electricity and natural gas in the Upper Midwest and Northwest, serving approximately 608,000 customers in Montana, South Dakota and Nebraska as of September 30, 2004. We have generated and distributed electricity in South Dakota and distributed natural gas in South Dakota and Nebraska since 1923. In addition, on February 15, 2002, we acquired electricity and natural gas transmission and distribution assets and natural gas storage assets in Montana. We had consolidated operating income from continuing operations of $78.7 million for the year ended December 31, 2003, compared with consolidated operating income from continuing operations of $75.0 million for the year ended December 31, 2002. Our consolidated revenues and gross margin for the nine months ended September 30, 2004 were $818.5 million and $348.8 million, respectively. Our utility operations are regulated primarily by the Montana Public Service Commission, or MPSC, the Nebraska Public Service Commission, or NPSC, the South Dakota Public Utilities Commission, or SDPUC, and the Federal Energy Regulatory Commission, or FERC. We operate our business in three reporting segments:

        o       electric utility operations;
        o       natural gas utility operations; and


__________________________________
(1) Adapted from most recent 10-Q and 10-K

        o all other, which primarily consists of our other miscellaneous service activities that are not included in the other identified segments, together with the unallocated corporate costs and investments, and any eliminating amounts.

Electric Operations


        Montana

        Our Montana electric utility business consists of an extensive electric transmission and distribution network. Our Montana service territory covers approximately 107,600 square miles, representing approximately 73% of Montana's land area, as of December 31, 2003, and includes approximately 786,000 people according to the 2000 census. As of December 31, 2003, we delivered electricity to approximately 305,000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. By category, residential, commercial and industrial, wholesale, and other sales accounted for approximately 28%, 36%, 12%, and 24% of our Montana electric revenue, respectively, for the year ended December 31, 2003. We also transmit electricity for non-regulated entities owning generation facilities, other utilities and power marketers serving the Montana electricity market. We do not currently face material competition in the transmission and distribution of electricity within our Montana service territory. Under Montana law, we are obligated to provide default supply electric service in Montana to customers who have not chosen or are not allowed to choose an alternative electricity supplier. We own no material generation assets in Montana. Accordingly, we purchase substantially all of our Montana capacity and energy requirements for default supply from third parties. Those purchases are recovered through a monthly electricity cost tracking process which is reviewed and adjusted by the MPSC.


        South Dakota

        Our South Dakota electric utility business operates as a regulated vertically integrated generation, transmission and distribution utility. We have the exclusive right to serve an assigned service area in South Dakota comprised of 25 counties with a combined population of approximately 99,500 people according to the 2000 census. We provided retail electricity to more than 57,600 customers in 108 communities in South Dakota as of December 31, 2003. By category, residential, commercial and industrial, wholesale, and other sales accounted for approximately 38%, 50%, 9% and 3% of our South Dakota electric utility revenue, respectively, for the year ended December 31, 2003. Currently, we serve these customers principally from generation capacity obtained through our undivided interests in three jointly owned electric generation plants and other peaking facilities that provide us with 312 megawatts of demonstrated capacity. Direct competition does not presently exist within our South Dakota service territory for the supply and delivery of electricity.


Natural Gas Operations


        Montana

        Our Montana natural gas business distributed natural gas to nearly 163,000 customers located in 109 Montana communities as of December 31, 2003. We also served several smaller distribution companies that provided service to approximately 28,000 customers as of December 31, 2003. At that date, our natural gas distribution system consisted of approximately 3,500 miles of underground distribution pipelines. We also transmit natural gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transmission systems. In the year ended December 31, 2003, we transported natural gas volumes of
approximately   55  billion  cubic  feet,  with  peak  capacity  in  Montana  of approximately 300 million cubic feet per day. As of December 31, 2003, the natural gas transmission system consisted of more than 2,000 miles of pipeline and served more than 130 city gate stations. We currently own and operate three working natural gas storage fields in Montana with aggregate storage capacity of approximately 16.2 billion cubic feet, of which 9 billion cubic feet is reserved for our regulated utility business, and maximum aggregate working gas capacity of approximately 185 million cubic feet per day.

        Montana's Natural Gas Utility Restructuring and Customer Choice Act, which was passed in 1997, provides that a natural gas utility may voluntarily offer its customers their choice of natural gas suppliers and provide open access in Montana. Although we have opened access to our Montana gas transmission and distribution systems and gas supply choice is available to all of our natural gas customers in Montana, we currently do not face material competition in the transmission and distribution of natural gas in our Montana service areas. We also provide default supply natural gas service under cost-based rates to customers in our Montana service territories that have not chosen other suppliers.


        South Dakota and Nebraska

        Our South Dakota and Nebraska natural gas business provided natural gas to approximately 82,000 customers in 59 South Dakota communities and four Nebraska communities as of December 31, 2003.

        At that date, we had approximately 2,100 miles of distribution gas mains in South Dakota and Nebraska. We also transport natural gas for other gas suppliers and marketers in South Dakota and Nebraska, and in South Dakota we provide natural gas sales to a number of large volume customers delivered through the distribution system of an unaffiliated natural gas utility company. In addition, competition currently exists for commodity sales to large volume customers and for delivery in the form of system bypass, alternative fuel sources such as propane and fuel oil, and, in some cases, duplicate providers. We do not face material competition from alternative natural gas supply companies in the communities in which we serve in South Dakota and Nebraska.


Strategy

        We are focused on creating value for our investors, customers and the communities we serve by becoming the premier regulated energy delivery company in the northwest quadrant of the U.S. To achieve this, we intend to focus on the following strategies:

        o Maximize the value of our regulated utility business. For more than 80 years, we have provided customers with reliable, cost-competitive energy with industry-leading customer service. Today, we are a focused utility business with an experienced management team and a motivated workforce. We will work to further improve our reliability and customer service levels, thereby enhancing our relationship with customers and regulators. We believe that ongoing service improvement and increasing levels of customer satisfaction will build value for all our stakeholders.

        o Pursue stable cash flow and earnings growth. Our financial plans and fiscal policies have been designed to be consistent with the conservative business profile of a regulated utility. In the near-term, we expect that cash flow and earnings will be linked to organic growth derived from our existing transmission and distribution network. Over the next five years, we have targeted our gross margin to grow by 1.2% annually and due to annual projected cost reductions, we have targeted operating income to grow by 3% annually. In the longer term, we may use free cash flow to expand our existing infrastructure or to pursue other regulated electric or natural gas utility acquisitions. We intend to pursue growth activities with the purpose of enhancing our core regulated utility operations.

        o Regain an investment grade rating. After consummation of our plan of reorganization and completion of our exit financing, we expect that we will exhibit credit characteristics closely resembling those of an investment grade regulated electric and gas utility. We intend to manage our free cash flow and operations in order to further reduce debt and improve our balance sheet, as well as associated credit metrics, with the goal of regaining our investment grade ratings as quickly as possible.

        o Restore our credibility in the financial markets. In addition to working to stabilize cash flow and regain an investment grade rating, we are taking steps to build our credibility in the financial markets. First, we are concentrating our efforts on meeting our operating plan and financial targets. Second, we intend to pay dividends on our common stock once we have demonstrated the financial ability to do so. Finally, we will continue to develop strong and sustainable internal controls that emphasize accuracy and transparency.

        o Continue to improve our relationship with regulators. We will continue to work diligently to improve the consistency and predictability of regulatory decisions affecting our company. To that end, we are pursuing the resolution of all major pending regulatory proceedings and the establishment of rules in Montana to guide the procurement of natural gas and electricity for our customers in the future. Additionally, we will continue to work closely with regulatory authorities to keep them apprised of developments and proactively address any potential concerns.

        o Retain and motivate our employees. We believe that our employees are critical to our ability to execute on our strategy of maintaining our high standards for the reliable delivery of electricity and natural gas. We are working to retain our experienced employees by developing programs to enhance job satisfaction and a compensation program to attract, motivate and retain employees that perform critical functions.


Competitive Strengths

        We believe that we are well-positioned to strengthen our business, improve our balance sheet and credit ratings, and increase our profitability because of the following:

        o We are focused on our regulated gas and electric businesses. We are focused on operating our electric and gas transmission and distribution operations, the vast majority of which are regulated. Since filing for relief under the provisions of Chapter 11 of the Bankruptcy Code in September 2003, we have sold substantially all of our major non-core businesses, including Netexit, formerly Expanets, and Blue Dot. Before our bankruptcy proceeding, we had divested ourselves of the CornerStone propane business. Our management has no plans to reinvest our utility cash flow into unregulated businesses that are not utility related, and we are limited in our ability to do so by our recent MPSC settlement. As a result, we expect our regulated businesses to provide substantially all of our consolidated operating income.

        o We have significantly improved our balance sheet and cash flow. Upon the consummation of our plan of reorganization, our overall debt was reduced by more than $1.3 billion after giving pro forma effect to the plan of reorganization and our recently announced debt offering, with no significant debt maturities until December 2006. By divesting our non-core subsidiaries, reducing interest expense and improving the terms of our commercial dealings with vendors, we also have significantly improved our operating cash flow related to continuing operations from an outflow of $103.3 million for the nine months ended September 30, 2003, to an inflow of $160.1 million for the nine months ended September 30, 2004. We believe that our improved debt maturity profile and cash flow will provide us with increased operating and financial flexibility to execute on our business plan and increase future profits. We will strive to regain our investment grade debt rating as we further improve our balance sheet.

        o We own and operate reliable electricity and natural gas distribution and supply businesses. Our Montana and South Dakota utility operations have strong reliability averages relative to the industry sector as a whole. In the year ended December 31, 2003, our average customer outages in Montana and South Dakota lasted 87.29 minutes and 63.32 minutes, respectively, compared to an industrywide average of 100.85 minutes, as reported by the Institute of Electrical and Electronics Engineers in their 2003 Distribution Reliability Benchmarking study. Also, in the year ended December 31, 2003, our average system interruption in Montana and South Dakota lasted 103.96 minutes and 52.96 minutes, respectively, compared to an industrywide average of 135.00 minutes, as reported in the benchmarking study.

        o Our Montana and South Dakota utility operations are cost competitive. Our Montana and South Dakota utility operations are cost competitive. Our Montana and South Dakota monthly bundled electric rates as of January 2004 were $59.90 and $67.54 per megawatt hour, respectively, compared to the national average of $67.29 per megawatt hour, as reported by our industry trade organization, the Edison Electric Institute in their January 2004 Bills and Average Rates Report. Our Montana and South Dakota natural gas rates as of April 2004 were $8.48 and $8.41, respectively, per dekatherm, compared to the national average of $10.54 per dekatherm, as reported by the United States Department of Energy in its April 2004 U.S. Natural Gas Sector Report.

        o We have an experienced management team who has demonstrated its ability to achieve our strategy and a new board of directors whose members have substantial experience in the utility business. Our current senior management team has implemented a business plan that we believe will enable us to successfully emerge from bankruptcy and continue to improve our long-term financial viability. Our senior management team is supported by a solid foundation of key management employees with substantial experience in the operation of a regulated utility business. In addition, on August 10, 2004, we announced the appointment of a new seven-member board of directors effective upon our emergence from bankruptcy. Our new board includes six independent members, many of whom have substantial utility experience and expertise.

        On September 14, 2003, we filed a voluntary petition for relief under the provisions of Chapter 11 of the Federal Bankruptcy in the United States Bankruptcy Court for the District of Delaware. During our bankruptcy, we retained control of our assets and were authorized to operate our business as a debtor-in-possession while being subject to the jurisdiction of the bankruptcy court. NorthWestern emerged from bankruptcy on November 1, 2004.

        NorthWestern was incorporated in Delaware in 1923. Our principal executive offices are located at 125 S. Dakota Avenue, Sioux Falls, South Dakota 57104. Our telephone number is (605) 978-2908. We maintain an Internet site at http://www.northwesternenergy.com which contains information concerning us and our subsidiaries. The information contained on our Internet site is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

Risk Factors

        You should carefully consider the risk factors described below, as well as all other information available to you, before making an investment in our Shares or other securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.


Bankruptcy-Related Risks

        Parties objecting to confirmation of our plan of reorganization may appeal the order confirming our plan of reorganization.

        On October 22, 2004,  Magten  Asset  Management  Corporation  ("Magten")
filed a motion with the Bankruptcy Court seeking a stay of the confirmation order pending resolution of their appeal of such order, which notice of appeal was filed on October 25, 2004. On October 25, 2004, the Bankruptcy Court denied Magten's motion for a stay. Thereafter, Magten requested that the United States District Court for the District of Delaware impose a stay of the effectiveness of the confirmation order pending resolution of Magten's appeal. On October 29, 2004, the Delaware District Court denied Magten's motion for a stay. The appeal has now been docketed with the District Court but a briefing schedule has not been issued. Although we will vigorously defend against the appeal, we cannot currently predict the impact or resolution of Magten's appeal of the confirmation order.

        Our Chapter 11 proceedings and subsequent emergence may result in a negative public perception of us that may adversely affect our relationships with customers and suppliers, as well as our business, results of operations and financial condition.

        Despite the fact that we have successfully consummated our plan of reorganization and executed our exit financing on November 1, 2004, our Chapter 11 proceedings have negatively impacted us and our future prospects are uncertain. The uncertainty regarding our future prospects may hinder our ongoing business activities and ability to operate, fund and execute our business plan by: (i) impairing relations with existing and potential customers; (ii) negatively impacting our ability to attract, retain and compensate key executives and associates and to retain employees generally; (iii) limiting our ability to obtain trade credit; and (iv) impairing present and future relationships with vendors and service providers.

        We have incurred, and expect to continue to incur, significant costs associated with the Chapter 11 proceedings, which may adversely affect our results of operations and cash flows.

        We have incurred and will continue to incur significant costs associated with the Chapter 11 proceedings. The amount of these costs, which are being expensed as incurred, are expected to have a significant adverse effect on our results of operations and cash flows. Although our plan of reorganization has been successfully consummated and we have emerged from bankruptcy, we expect to continue to incur significant costs in connection with the consummation of our plan of reorganization. These expenses are also expected to have an adverse effect on our results of operations and cash flows.

        We will be subject to claims made after the date that we filed for bankruptcy and other claims that were not discharged in the bankruptcy proceeding, which could have a material adverse effect on our results of operations and profitability.

        Although most claims made against us prior to the date of the bankruptcy filing were satisfied and discharged in accordance with the terms of our plan of reorganization or in connection with settlement agreements that were approved by the Bankruptcy Court prior to consummation of our plan of reorganization, certain claims that were not discharged or settled may have a material adverse effect on our results of operations and profitability. In addition, claims arising after the date of our bankruptcy filing which were not otherwise discharged pursuant to Section 1141 of the Bankruptcy Code may not be discharged in the bankruptcy proceeding.

        Claims made against us prior to the date of the bankruptcy filing might not be discharged if the claimant had no notice of the bankruptcy filing. In addition, in other bankruptcy cases, states have challenged whether their claims could be discharged in a federal bankruptcy proceeding if they never made an appearance in the case. This issue has not been finally settled by the U.S. Supreme Court.

        Upon consummation of our plan of reorganization, we established a reserve of approximately 4.4 million shares of common stock from the shares allocated to holders of our trade vendor claims in excess of $20,000 and holders of senior unsecured notes. The shares held in this reserve may be used to resolve various outstanding unliquidated litigation, as these claims were not discharged upon consummation of our plan of reorganization. If these claims ultimately exceed the reserve, then such claimants could request the bankruptcy court to amend our plan of reorganization to allow for payment of the claims in excess of the reserve.

        Certain of our prepetition creditors received NorthWestern common stock pursuant to our plan of reorganization and have the ability to influence certain aspects of our business operations.

        Under our plan of reorganization, holders of certain claims received distributions of shares of our common stock. Harbert Management Corporation, which we refer to as Harbert Management, is affiliated with funds which, based on the most recent information made available to us, collectively received more than 10% of our new common stock. Harbert Management could acquire additional claims or shares, or divest claims or shares in the future. Our prepetition senior unsecured noteholders, trade vendors with claims in excess of $20,000 and holders of our trust preferred securities and our quarterly income preferred securities received, collectively, 9% of our new common stock. Certain employees will receive 228,320 shares as part of an emergence restricted stock grant. Other than Harbert Management, however, we are not aware of any other entity that owns or controls 10% or more of our common stock distributed upon emergence pursuant to our plan of reorganization.

        If any holders of a significant number of the shares of our common stock were to act as a group, such holders could be in a position to control the outcome of actions requiring stockholder approval, such as an amendment to our certificate of incorporation, the authorization of additional shares of capital stock, and any merger, consolidation, or sale of all or substantially all of our assets, and could prevent or cause a change of control of NorthWestern.


Risks Relating to Our Business

        We are one of several defendants in the McGreevey litigation, a class action lawsuit brought in connection with the sale of generating and energy-related assets by The Montana Power Company. If we do not successfully resolve this lawsuit, the insurance coverage does not pay for any damages we are found liable for, or our indemnification claims against Touch America Holdings,

Inc. cannot be enforced and reimbursed, then our business will be harmed and there will be a material adverse impact on our financial condition.

        We are one of several defendants in a class action lawsuit entitled McGreevey, et al. v. The Montana Power Company, et al., now pending in federal court in Montana. The lawsuit, which was filed by the former shareholders of The Montana Power Company (many of whom became shareholders of Touch America Holdings, Inc. as a result of a corporate reorganization of The Montana Power Company), claims that the disposition of various generating and energy-related assets by The Montana Power Company was void because of the failure to obtain shareholder approval for the transactions. Plaintiffs thus seek to reverse those transactions, or receive fair value for their stock as of late 2001, when plaintiffs claim shareholder approval should have been sought. NorthWestern is named as a defendant due to the fact that we purchased the Montana Power, LLC, which the plaintiffs claim is a successor to The Montana Power Company. On July 10, 2004, we and the other insureds under the applicable directors and officers liability insurance policies along with the plaintiffs in the McGreevey case, plaintiffs in the In Re Touch America Holdings, Inc. Securities Litigation and the Touch America Creditors Committee reached a tentative settlement as a result of mediation. Among the terms of the tentative settlement, we, our wholly owned subsidiary Clark Fork, and other parties will be released from all claims in this case, the plaintiffs in McGreevey will dismiss their claims against the third party purchasers of the generation assets and non-regulated energy assets of Montana Power Company, including PPL Montana, and a settlement fund in the amount of $67 million (all of which will be contributed by the former Montana Power Company directors and officers liability insurance carriers) will be established. The settlement is subject to the occurrence of several conditions, including approval of the proposed settlement by the Bankruptcy Court in our bankruptcy proceeding and approval of the proposed settlement by the federal District Court for the District of Montana, where the class actions are pending. Plaintiffs in the McGreevey class action have filed a motion for approval of the settlement; no hearing date has been set. If the proposed settlement is not consummated, then we intend to vigorously defend against this lawsuit. The Bankruptcy Court has entered an order permitting the plaintiffs in McGreevey to file a fraudulent conveyance action against us if we are not able to consummate the settlement. The Bankruptcy Court has scheduled a hearing on February 10, 2005, to approve the settlement. We cannot currently predict the impact or resolution of this litigation or reasonably estimate a range of possible loss, which could be material, and the resolution of these lawsuits may harm our business and have a material adverse impact on our financial condition.

        We are a defendant in litigation related to our quarterly income preferred securities, which litigation is related to the transfer of certain assets to NorthWestern from our subsidiary, Clark Fork. Certain current and former officers of Clark Fork are defendants in a lawsuit related to the same transfer of assets. Our business could be harmed and there could be a material adverse impact on our financial condition if we do not successfully resolve the lawsuit.

        Certain creditors and parties-in-interest have initiated legal action against us related to the transfer of the assets and liabilities comprising our Montana utility operations from Clark Fork to NorthWestern, and seek the removal of such assets from our estate or the imposition of a constructive trust for the benefit of such creditors. This litigation could adversely affect our business, results of operations, our financial condition and our ability to continue normal operations.

        We are the subject of a formal investigation by the SEC relating to the restatement of our 2002 quarterly financial statements and other accounting and financial reporting matters. If the investigation was to result in a regulatory proceeding or action against us, then our business and financial condition could be harmed.

        In December 2003, the SEC notified NorthWestern that it had issued a formal order of private investigation and subsequently subpoenaed documents from NorthWestern and affiliated companies NorthWestern Communications Solutions, Expanets and Blue Dot. This development followed the SEC's requests for information made in connection with the previously disclosed SEC informal inquiry into questions regarding the restatements and other accounting and financial reporting matters. Since December 2003, we have periodically received and continue to receive subpoenas from the SEC requesting documents and testimony from employees regarding these matters. The SEC investigation will continue, and any claims alleging violations of federal securities laws made by the SEC were not extinguished pursuant to our plan of reorganization.

        In  addition,   certain  of  our  directors  and  several  employees  of
NorthWestern and our subsidiary affiliates have been interviewed by representatives of the Federal Bureau of Investigation (FBI) concerning certain of the allegations made in the class action securities and derivative litigation matters. We have not been advised that NorthWestern is the subject of any FBI investigation. We understand that the FBI and the Internal Revenue Service (IRS) have contacted former employees of ours or our subsidiaries. As of the date hereof, we are not aware of any other governmental inquiry or investigation related to these matters.

        We are cooperating with the SEC's investigation and intend to cooperate with the FBI if we are contacted in connection with any investigation. We cannot predict whether or not any other governmental inquiry or investigation will be commenced. We cannot predict when the SEC investigation will be completed or its outcome. If the SEC determines that we have violated federal securities laws and institutes civil enforcement proceedings against us, we may face sanctions, including, but not limited to, monetary penalties and injunctive relief and any monetary liability incurred by us may be material to our financial position or results of operations.

        We are subject to certain regulations in the State of Montana regarding, among other things, the source of our power supplies and the recovery of costs from our customers associated with purchasing our power supplies. If the MPSC disallows the recovery of the costs incurred in entering into default supply portfolio contracts while we are required to act as the "default supplier," then we may not be able to fully recover the costs incurred in procuring default supply contracts, which could adversely affect our net income and financial condition.

        Our electric and natural gas default supply costs are being recovered through an annual cost tracking process pursuant to which rates are based on estimated electricity and natural gas loads and supply costs for the upcoming tracking period and are annually reviewed and adjusted by the MPSC for any differences in the previous tracking year's estimates to actual information. The MPSC could, in any particular year, disallow the recovery of a portion of the electricity or natural gas default supply costs if it makes a determination that we acted imprudently with respect to the open market purchase strategies or that the approved supply contracts were not prudently administered. A failure to recover such costs could adversely affect our net income and financial condition.

        We are subject to extensive governmental regulations that affect our industry and our operations. Existing and changed regulations and possible deregulation have the potential to impose significant costs, increase competition and change rates which could have a material adverse effect on our net income and financial condition.

        Our operations and the operations of our subsidiary entities are subject to extensive federal, state and local laws and regulations concerning taxes, service areas, tariffs, rates, issuances of securities, employment, occupational health and safety, protection of the environment and other matters. In addition, we are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. In the course of complying with these requirements, we may incur significant costs. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws, regulations, and interpretations thereof may be adopted or become applicable to us or our facilities and future changes in laws and regulations may have a detrimental effect on our business.

        Our utility businesses are regulated by certain state commissions. As a result, these commissions have the ability to review the regulated utility's books and records. This ability to review our books and records could result in prospective negative adjustments to our rates.

        The United States electric utility and natural gas industries are currently experiencing increasing competitive pressures as a result of consumer demands, technological advances, deregulation, greater availability of natural gas-fired generation and other factors. Competition for various aspects of electric and natural gas services is being introduced throughout the country that will open these markets to new providers of some or all of traditional electric utility and natural gas services. Competition is likely to result in the further unbundling of electric utility and natural gas services as has occurred in Montana for electricity and Montana, South Dakota and Nebraska for natural gas. Separate markets may emerge for generation, transmission, distribution, meter reading, billing and other services currently provided by electric utility and natural gas providers as a bundled service. As a result, significant additional competitors could become active in the generation, transmission and distribution segments of our industry.

        Proposals have been introduced in Congress to repeal the Public Utility Holding Company Act of 1935, or PUHCA. To the extent regulatory barriers to entry are eliminated, competitive pressures increase, or the pricing and sale of transmission or distribution services or electricity or fuel assume more characteristics of a commodity business, we could face increased competition adverse to our business. There is no assurance that the introduction of new laws or other future regulatory developments will not have a material adverse effect on our business, results of operations or financial condition. If we cannot comply with all applicable regulations, our business, results of operations, and financial condition could be adversely affected.

        Under our plan of reorganization, funds affiliated with Harbert Management collectively received more than 10% of our new common stock. Harbert Management or any other entity that owns 10% or more of our voting securities, may be deemed to be a holding company under PUHCA and we would be deemed a subsidiary of a holding company unless such 10% holder were able to qualify for an exemption from registration. Unless such exemption is available, such 10% holder and we and our subsidiaries would become subject to a comprehensive regulatory scheme imposed by the SEC in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under PUHCA, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain financing, acquire additional public utility assets or stock, or engage in other significant transactions, we would generally be required to obtain approval from the SEC under PUHCA.

        We will not be able to fully recover transition costs, which could adversely affect our net income and financial condition.

        Montana law required the MPSC to determine the value of net unmitigable transition costs associated with the transformation of the former utility business of The Montana Power Company from a vertically integrated electric service company to a utility providing only default supply and transmission and distribution services. The MPSC was also obligated to set a competitive transition charge, or CTC, to be included in distribution rates to collect those net transition costs. The majority of these transition costs relate to out-of-market power purchase contracts, which run through 2032, that the former owner of our Montana transmission and distribution business was required to enter into with certain "qualifying facilities" (QF) as established under the Public Utility Regulatory Policies Act of 1978. Based on results of an MPSC order and a FERC determination, we will not be able to fully recover all of the transition costs. As of September 30, 2004, we estimated that we will fail to collect approximately $146.6 million on a net present value basis over the remaining terms of the QF power supply contracts. While the CTC is designed to adjust and compensate for future changes in sales volumes or other factors affecting actual cost recoveries, the CTC runs through the year 2029, and therefore, we cannot predict with certainty the actual recovery of transition costs. Changes in the recovery of transition costs could adversely affect our net income and financial condition by increasing the current under collection amount.

        We may not be able to continue as a going concern unless we can achieve profitability within the near future.

        The financial statements in our Quarterly Report on Form 10-Q as of September 30, 2004, have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. As a result of the bankruptcy filing and related events, there is no assurance that the carrying amounts of assets will be realized or that liabilities will be liquidated or settled for the amounts recorded. In addition, as noted in the unaudited pro forma financial statements included herein, the implementation of our plan of reorganization could change the amounts reported in the financial statements. Our liquidity generally depends on cash provided by operating activities and access to the new credit facility. Our ability to continue as a going concern and the continued appropriateness of using the going concern basis for our financial statements are dependent upon, among other things, (i) our ability to comply with the covenants of the new credit facility, (ii) our ability to maintain adequate cash on hand, (iii) our ability to continue to generate cash from operations, (iv) our ability to attract, motivate and retain key executives and employees, and
(v) our ability to achieve profitability following such consummation.

        Our actual fresh-start reporting adjustments may vary significantly from the fresh-start reporting adjustments used to calculate the pro forma financial data that is included in our most recent Quarterly Report on Form 10-Q.

        We adopted fresh-start reporting upon the consummation of our plan of reorganization. Under fresh-start reporting, our confirmed enterprise value will be allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. Any portion not attributed to specific tangible or identified intangible assets will be an indefinite-lived intangible asset referred to as "reorganization value in excess of value of identifiable assets" and reported as goodwill. Any excess of fair value of assets and liabilities over confirmed enterprise value will be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans and any other current assets.

        We have prepared unaudited pro forma consolidated financial data which give effect to fresh-start reporting adjustments, as reflected in Note 17, "Reorganization Proforma Reporting," to our 10-Q, filed November 8, 2004. These statements have been prepared by us based on the assumptions described in the footnotes to the pro forma financial information contained in Note 17. However, we will obtain actuarial valuations and reduce certain tax attributes based on our cancellation of indebtedness income as of our emergence date, November 1, 2004. As a result, we expect there may be adjustments in carrying values of certain assets and liabilities and such adjustments may be material.

        Our electric and natural gas distribution systems are subject to municipal condemnation.

        The government of each of the municipalities in which we provide electric or natural gas service has the right to condemn our facilities in that community and to establish a municipal utility distribution system to serve customers by use of such facilities, subject to the approval of the voters of the community and the payment to NorthWestern of fair market value for our facilities, including compensation for the cancellation of our service rights. If we lose a material portion of our distribution systems to municipal condemnation, our net income and financial condition could be harmed because we may not be able to replace or repurchase income generating assets in a timely manner, if at all.

        Our revenues and results of operations are subject to risks that are beyond our control, including but not limited to future terrorist attacks or related acts of war.

        The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs or insurance recoveries, may adversely impact our results of operations, financial condition and cash flows. Generation and transmission facilities, in general, have been identified as potential terrorist targets. The occurrence or risk of occurrence of future terrorist activity may impact our results of operations, financial condition and cash flows in unpredictable ways. These actions could also result in adverse changes in the insurance markets and disruptions of power and fuel markets. The availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms. In addition, our electric transmission and distribution, electric generation, natural gas distribution and pipeline and gathering facilities could be directly or indirectly harmed by future terrorist activity.

        The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues and margins and limit our future growth prospects. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital or the cost we pay for such capital.

        Seasonal and quarterly fluctuations of our business could adversely affect our results of operations and financial condition.

        Our electric and gas utility business is seasonal and weather patterns can have a material impact on their financial performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our market areas, and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our operations have historically generated less revenues and income when weather conditions are milder in the winter and cooler in the summer. In the event that we experience unusually mild winters or cool summers in the future, our results of operations and financial condition could be adversely affected. In addition, exceptionally hot summer weather or unusually cold winter weather could add significantly to working capital needs to fund higher than normal power purchases to meet customer demand for electricity and natural gas.

        Changes in commodity prices and availability of supply may increase our cost of producing and distributing electricity and distributing natural gas or decrease the amount we receive from selling electricity and natural gas, adversely affecting our financial performance and condition.

        Our wholesale costs for electricity and natural gas are recovered through various pass-through mechanisms in each of the states we serve. The rates are established based upon projected market prices or contract obligations. As these variables change, we adjust our rates through our monthly tracker. To the extent our adjusted rate is deemed inappropriate by the applicable state regulatory commission, we could under-recover our costs, which would adversely impact our results of operations. While the tracker mechanisms are designed to allow a timely recovery of costs, a rapid increase in commodity costs may create a temporary, material under recovery situation. As a result, we may not be able to immediately pass on to our retail customers rapid increases in our energy supply costs, which could reduce our liquidity.

        We do not own any natural gas reserves and do not own electric generation assets to service our Montana operations. As a result, we are required to procure our entire natural gas supply and all of our Montana electricity supply pursuant to contracts with third-party suppliers. In light of this reliance on third-party suppliers, we are exposed to certain risks in the event a third-party supplier is unable to satisfy its contractual obligation. If this occurred, we might be required to purchase gas and electricity supply requirements in the energy markets, which may not be on commercially reasonable terms, if at all. If prices were higher in the energy markets, it could result in a temporary material under-recovery that would reduce our liquidity.

        Our utility business is subject to extensive environmental regulations and potential environmental liabilities, which could result in significant costs and liabilities.

        Our utility business is subject to extensive regulations imposed by federal, state and local government authorities in the ordinary course of operations with regard to the environment, including environmental regulations relating to air and water quality, solid waste disposal and other environmental considerations. We believe that we are in substantial compliance with environmental regulatory requirements and that maintaining compliance with current requirements will not materially affect our financial position or results of operations. However, possible future developments, such as the promulgation of more stringent environmental laws and regulations, and future enforcement proceedings that may be taken by environmental authorities could affect the costs and the manner in which we conduct our business and could cause us to make substantial additional capital expenditures. There is no assurance that we would be able to recover these increased costs from our customers or that our business, financial condition and results of operations would not be materially adversely affected.

        Many of these environmental laws and regulations create permit and license requirements and provide for substantial civil and criminal fines which, if imposed, could result in material costs or liabilities. We cannot predict with certainty the occurrence of a private tort allegation or government claim for damages associated with specific environmental conditions. We may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills, personal injury or property damage claims, and the repair and upgrade of our facilities in order to meet future requirements and obligations under environmental laws.

        Environmental laws and regulations require us to incur certain costs, which could be substantial, to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment. Governmental regulations establishing environmental protection standards are continually evolving, and, therefore, the character, scope, cost and availability of the measures we may be required to take to ensure compliance with evolving laws or regulations cannot be predicted. Our range of exposure for environmental remediation obligations is estimated to be $45.3 million to $84.1 million. We had an environmental reserve of $45.3 million at September 30, 2004. This reserve was established in anticipation of future remediation activities at our various environmental sites and does not factor in any exposure to us arising from private tort actions or government claims for damages allegedly associated with specific environmental conditions. These environmental liabilities will continue and any claims with respect to environmental liabilities will not be extinguished pursuant to our plan of reorganization. To the extent that our environmental liabilities are greater than our reserves or we are unsuccessful in recovering anticipated insurance proceeds under the relevant policies, our results of operations and financial condition could be adversely affected.

        We  have  experienced   increased   interest  costs  and  other  adverse
consequences as a result of our loss of investment grade credit ratings and expect that our non-investment grade status will continue to adversely affect our cash flows.

        Our credit ratings have been downgraded to non-investment grade and could be downgraded further. Our current non-investment grade ratings have increased our borrowing costs, both by increasing the actual interest rates we will be required to pay under the new credit facility and any debt in the capital markets that we are able to issue. In addition, we have been required to either prepay or post significant amounts of collateral in the form of cash and letters of credit to support our operations. In addition, our stated intention to resume the payment of quarterly dividends on our common stock upon demonstrating the financial ability to do so may delay our ability to achieve an investment grade rating for our debt securities. While we are working to resolve many of the concerns cited by the credit rating agencies, we cannot assure you that our credit ratings will improve in the foreseeable future.

        We have recently experienced net losses and losses may occur in the future.

        We reported a net loss of $17.4 million for the nine months ended September 30, 2004, and have incurred losses in prior periods. Our results of operations will continue to be affected by events and conditions both within and beyond our control, including competition, economic, financial, business and other conditions. Therefore, we cannot assure you that we will not incur net losses in the future.

        Our ability to access the capital markets is dependent on our ability to obtain certain regulatory approvals and the covenants contained in our debt instruments.

        We may need to continue to support working capital and capital expenditures, and to refinance maturing debt, through external financing. Often, we must obtain federal and certain state regulatory approvals in order to borrow money or to issue securities and therefore will be dependent on the federal and state regulatory authorities to issue favorable orders in a timely manner to permit us to finance our operations. We cannot assure you that these regulatory entities will issue such orders or that such orders will be issued on a timely basis. In addition, our new credit facility and the indenture governing the notes restrict us from incurring additional indebtedness.

        We are subject to risks associated with a changing economic environment that could adversely affect our access to funding for our operations.

        Events such as the bankruptcy of several large energy and telecommunications companies have adversely affected the availability and cost of capital for our business. Such economic environment, if sustained, could constrain the capital available to our industry and would adversely affect our access to funding for our operations.

        If we are unable to successfully sell our noncore assets or wind-down operations of certain subsidiaries, then the amount of proceeds we receive from such sales could be significantly less than anticipated and adversely affect our liquidity.

        As part of our efforts to restructure our business, we are attempting to divest our Montana First Megawatts (MMI) generation project in Montana and wind-down operations of Netexit and Blue Dot. If the sales prices for such assets are less than anticipated, or we encounter unexpected liabilities, such as costs relating to the wind-down of operations, including termination of benefit plans and payment of other liabilities, then our liquidity could be adversely affected. Further, we cannot assure you that we will be able to consummate such asset sales or that any asset sales will be at or greater than the current net book value of such assets.

        Our subsidiary, Netexit, sold substantially all of its assets to Avaya, Inc. In order to wind-down its affairs in an orderly manner, Netexit and its subsidiaries filed for bankruptcy protection on May 4, 2004. Pending the resolution of open claims to Netexit creditors, the proceeds from the sale remain at Netexit and distributions to NorthWestern will be delayed until the bankruptcy proceedings are resolved. If we encounter unexpected claims or costs relating to its wind-down of operations, our ability to receive any distributions from Netexit and our liquidity could be adversely affected.

        Certain subsidiaries may be subject to potential rescission rights held by their minority shareholders.

        In connection with acquisitions in prior years, Netexit and Blue Dot issued shares of their capital stock as part of the consideration offered to owners of various companies that they acquired. None of these shares were registered under the Securities Act in the belief that the issuance of these shares was exempt from the registration requirements of the Securities Act. It is possible that the exemptions from registration on which Netexit and Blue Dot relied were not available, and that these shares may have been issued in violation of the Securities Act. As a result, the persons who received these shares upon the sale of their companies to Netexit or Blue Dot may have the right to seek recovery from Netexit or Blue Dot for damages as prescribed by applicable securities laws.

        Our actual financial results may vary significantly from the projections filed with the Bankruptcy Court.

        In connection with our plan of reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of our plan of reorganization and our ability to continue operations upon our emergence from bankruptcy. The projections were initially filed with the Bankruptcy Court on May 17, 2004. These projections are not incorporated by reference. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations may be material.

        Our pension and other post-retirement benefit costs are subject to fluctuation based on the performance of the financial markets.

        Our pension and other post-retirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension and other post-retirement benefit costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease recorded pension and other post-retirement benefit costs.


Use of Proceeds

               The Selling Securityholders will receive all of the proceeds from sales of the shares, and we will not receive any proceeds from the sale of the shares.


Selling Securityholders

               The Shares covered by this prospectus are being offered by or for the accounts of the Selling Securityholders. The table below sets forth (i) the name of each such person who is known to us at this time, (ii) the nature of any position, office, or other material relationship which the Selling Securityholder has had within the past three years with the registrant or any of its predecessors or affiliates, (iii) the amount of securities of the class owned by such security holder prior to the offering, and (iv) the amount to be offered for the security holder's account.


--------------------- ------------------------------- -------- -----------------
                                                                  Amount which
                                                                    Selling
                                                                 Securityholder
                                                      Shares        may sell
                                                      owned        hereunder
  Name of Selling                                     before    (whether or not
   Securityholder     Relationship with NorthWestern   sale    currently vested)
--------------------- ------------------------------- -------- -----------------
Gary Drook                CEO & President, Director      0           102,960
------------------------- ------------------------------------ -----------------
Mike Hanson               COO                            0            35,720
------------------------- ------------------------------------ -----------------
Brian Bird                CFO                            0            21,440
------------------------- ------------------------------------ -----------------
Roger Schrum              VP-HR & Communications         0            10,800
------------------------- ------------------------------------ -----------------
Patrick Corcoran          VP-Regulatory Affairs          0             3,600
------------------------- ------------------------------------ -----------------
Alan Dietrich             VP-Corporate Secretary         0             3,450
------------------------- ------------------------------------ -----------------
Dave Gates                VP-Transmission Ops            0             3,550
------------------------- ------------------------------------ -----------------
Tom Knapp                 VP-Deputy Gen. Counsel         0             5,300
------------------------- ------------------------------------ -----------------
Curt Pohl                 VP-Distribution Ops            0             4,440
------------------------- ------------------------------------ -----------------
Bobbi Schroeppel          VP-Customer Care               0             3,450
------------------------- ------------------------------------ -----------------
Bart Thielbar             VP-Info Technology             0             4,440
------------------------- ------------------------------------ -----------------

------------------------- ------------------------------------ -----------------
Greg Trandem              VP-Support Services            0             4,370
------------------------- ------------------------------------ -----------------
George Boyles             Former Internal Audit &        0               800
                          Controls Officer
------------------------- ------------------------------------ -----------------
Paul Evans                Treasurer                      0             1,000
------------------------- ------------------------------------ -----------------
Kendall Kliewer           Controller                     0             1,600
------------------------- ------------------------------------ -----------------
Michael Nieman            Internal Audit & Controls      0             1,250
                          Officer
------------------------- ------------------------------------ -----------------
Chris Fonss               Dir-Tax                        0             1,570
------------------------- ------------------------------------ -----------------
Rick Burt                 Div Mgr                        0               550
------------------------- ------------------------------------ -----------------
John Carmody              Dir Dist Eng                   0               475
------------------------- ------------------------------------ -----------------
Mike Cashell              Dir Trans Mktg                 0               500
------------------------- ------------------------------------ -----------------
Jim Krusemark             Div Mgr                        0               550
------------------------- ------------------------------------ -----------------
Steve Lehner              Dir Dist Mgmt                  0               475
------------------------- ------------------------------------ -----------------
Bill Rhoads               GM, Dist Ops MT                0               550
------------------------- ------------------------------------ -----------------
Mike Schmit               Div Mgr                        0               550
------------------------- ------------------------------------ -----------------
Randy Sullivan            Div Mgr                        0               560
------------------------- ------------------------------------ -----------------
Mike Sydow                GM, Dist Ops SD/NE             0               725
------------------------- ------------------------------------ -----------------
John Waterman             Dir Gas Trans/Stor             0               560
------------------------- ------------------------------------ -----------------
Daniel Widhalm            Dir Elec Trans                 0               550
------------------------- ------------------------------------ -----------------
Ted Williams              Dir Trans Ops                  0               525
------------------------- ------------------------------------ -----------------
Len LeVeaux               Div Mgr                        0               445
------------------------- ------------------------------------ -----------------
Jason Merkel              Div Mgr                        0               445
------------------------- ------------------------------------ -----------------
Dennis Wagner             GM, Gen Trans Ops              0               515
------------------------- ------------------------------------ -----------------
Reed McKee                Dir Dist Systems               0               485
------------------------- ------------------------------------ -----------------
Michael Young             Sr. Atty                       0             1,900
------------------------- ------------------------------------ -----------------
Sally Neal                Dir Info Development           0               350
------------------------- ------------------------------------ -----------------
Donna Haeder              Dir Risk Mgmt                  0               360
------------------------- ------------------------------------ -----------------
Frank Spangler            Mgr Call Center                0               350
------------------------- ------------------------------------ -----------------
Rick Edwards              Mgr Cust & Sup Rel             0               350
------------------------- ------------------------------------ -----------------
Dan Daly                  Mgr Rev Collections            0               350
------------------------- ------------------------------------ -----------------
Katherine Curran          Mgr Sys Infra & Support        0               350
------------------------- ------------------------------------ -----------------
Margaret Lowney           Dir Comp/Payroll               0               500
------------------------- ------------------------------------ -----------------
Jana Quam                 Dir HR                         0               715
------------------------- ------------------------------------ -----------------
Claudia Rapkoch           Dir Comm                       0               350
------------------------- ------------------------------------ -----------------
Linda Wittrock            Dir Comm Affairs               0               350
------------------------- ------------------------------------ -----------------
Michael O'Neill           Dir Labor Relations            0               475
------------------------- ------------------------------------ -----------------
Tammy Lydic               Mgr Investor Communications    0               250
------------------------- ------------------------------------ -----------------
Barry O'Leary             Dir Safety/Health              0               500
------------------------- ------------------------------------ -----------------
Tom Loberg                Dir Process Improv             0               535
------------------------- ------------------------------------ -----------------
Bleau LaFave              Dir Support Services           0               515
------------------------- ------------------------------------ -----------------
Greg Gleason              Dir IT Infrastructure          0               490
------------------------- ------------------------------------ -----------------
Rick Van Vleet            Coordinator Lic./Leasing       0               325
------------------------- ------------------------------------ -----------------
Vernon Hogge              Dir. Telecom                   0               300
------------------------- ------------------------------------ -----------------


Plan of Distribution

        We are registering the shares on behalf of the Selling Securityholders. As used in this prospectus, "Selling Securityholders" includes permitted transferees or other successors-in-interest selling shares received from a named Selling Securityholder as a gift or other non-sale related transfer after the date of this prospectus. We will pay all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. The Selling Securityholders will pay brokerage commissions and similar selling expenses, if any, attributable to the sale of shares. The

Selling Securityholders may sell shares from time to time in one or more types of transactions on any available securities exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. These transactions may or may not involve brokers or dealers. The Selling Securityholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of his or her shares, and no underwriter or coordinating broker is acting in connection with the proposed sale of shares by any Selling Securityholder.

        The Selling Securityholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The Selling Securityholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        Because a Selling Securityholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Securityholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Securityholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sale of Shares in the market.

        The Selling Securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided the Selling Securityholders meet the criteria and conform to the requirements of that Rule. This may occur without reliance upon this re-offer prospectus.

        The Selling Securityholders might not sell all of the Shares offered hereby. In addition, there may be certain contractual restrictions on the ability of Selling Securityholders to sell any or all of their Shares. NorthWestern has notified the Selling Securityholders of the need to deliver a copy of this re-offer prospectus in connection with any sale of the Shares.


Legal Matters

        Certain legal matters have been passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Washington, D.C. The validity of the Restricted Shares has been passed upon for us by Thomas J. Knapp, Esq., in his capacity as NorthWestern's General Counsel.


Experts

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from NorthWestern's Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the bankruptcy proceedings described in Note 1, the going concern uncertainty described in Note 3, the change in methods of accounting for asset retirement obligations and company obligated mandatorily redeemable preferred securities in 2003 described in Note 4, and the change in the method of accounting for goodwill and other intangible assets in 2002 described in Note 6) and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      DEALER PROSPECTUS DELIVERY OBLIGATION

        Until April 28, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.  Incorporation by Reference

        (i) NorthWestern's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 15, 2004;

        (ii) The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (as filed with the Commission on May 7,
                2004);

        (iii) The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (as filed with the Commission on August 6,
                2004);

        (iv) The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (as filed with the Commission on November 8, 2004);

        (v) The description of NorthWestern's common stock contained in NorthWestern's Registration Statement on Form 8-A12G, as filed with the SEC on November 2, 2004, and any amendment or report filed for the purpose of updating such description; and

        (vi) The Company's Current Reports on Forms 8-K subsequent to December 31, 2003, and up to and including the date of filing of this Registration Statement.

        You may contact us to request copies of these filings as follows:

        NorthWestern Corporation
        Attn: Thomas J. Knapp, Esq., General Counsel
        125 S. Dakota Avenue
        Sioux Falls, South Dakota  57104
        Telephone: (605) 978-2908.

        Any statement contained herein or in a document incorporated or deemed incorporated by reference herein or therein shall be deemed to be modified or superceded for the purposes of this Registration Statement to the extent that a statement contained herein or therein modifies or supercedes such statement. Any such statement shall not be deemed to constitute a part of this Registration Statement or Prospectus except to the extent so modified or replaced.


Item 4. Description of Securities

This item is not applicable


Item 5.  Interests of Named Experts and Counsel

This item is not applicable.


Item 6. Indemnification of Directors and Officers

        The Articles of Incorporation and the By-Laws of the Registrant provide for indemnification by the Registrant of each of its directors and officers (and of those appointed by the Registrant to serve as directors or officers of other entities), to the fullest extent permitted by Delaware law, for liability (including, for example, liability arising under the Securities Act of 1933) of such director or officer arising by reason of his or her status as a director or officer of the Registrant (or of such other entity, as the case may be), provided that he or she has acted in a good faith and reasonable belief that he or she acted in the Registrant's best interests. The Registrant will also advance expenses prior to final disposition of an action, suit or proceeding upon the receipt of an undertaking by the director or officer to repay such amount if such director or officer is not entitled to indemnification.

        The directors and officers of the Registrant are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), which might be incurred by them in such capacities and against which they cannot be indemnified by the Registrant.


Item 7. Exemption from Registration Claimed

        On November 1, 2004, the Registrant emerged from Chapter 11 bankruptcy protection. The Registrant issued 228,320 shares in the form of restricted stock pursuant to the Plan in recognition of the services of certain key NorthWestern personnel. If any of these grants of restricted stock are forfeited, the forfeited shares shall not be available to be granted under the Plan. The issuance of shares of Common Stock under the Plan was made in reliance upon
Section 1145 of the Bankruptcy Code, which exempts the original issuance of securities under a plan of reorganization from registration under the Securities Act and applicable state law.


Item 8. Exhibits

Exhibit
No.             Description
---             -----------

3.1             NorthWestern   Corporation   2004  Special   Recognition   Grant
                Restricted Stock Plan.*

3.2             Amended   and   Restated   Certificate   of   Incorporation   of
                NorthWestern Corporation, dated October 15, 2004.*

3.3 Amended and Restated Bylaws of NorthWestern Corporation, a Delaware Corporation, dated October 15, 2004.*

4.1             Specimen Share Certificate.*

5.1             Opinion of NorthWestern Corporation's General Counsel (Thomas J.
                Knapp, Esq.) regarding the legality of the restricted Common Shares being registered.*

23.1            Consent of Deloitte & Touche LLP.*

23.2            Consent of NorthWestern Corporation (included in Exhibit 5.1).*

24.1            Power of Attorney (included on signature page hereto).*

99.1            Form  of  Award  under  the  2004  Special   Recognition   Grant
                Restricted Stock Plan.*

* Filed Herewith

Item 9. Undertakings

(a)     NorthWestern hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes, that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sioux Falls, State of South Dakota, on this 28th day of January, 2005.

                                      NorthWestern Corporation
                                      By: /s/ GARY G. DROOK
                                          -----------------
                                          Name:  Gary G. Drook
                                          President and Chief Executive Officer




                                POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Gary G. Drook the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and re-substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorney-in-fact and agent full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                 Title                           Date
---------                 -----                           ----

/s/ GARY G. DROOK         President and Chief Executive   January 28, 2005
-----------------         Officer, Director
Gary G. Drook

/s/ BRIAN B. BIRD         Chief Financial Officer         January 28, 2005
-----------------
Brian B. Bird

/s/ KENDALL G. KLIEWER    Controller                      January 28, 2005
----------------------
Kendall G. Kliewer

/s/ E. LINN DRAPER, JR.   Chairman of the Board of        January 28, 2005
----------------------    Directors
E. Linn Draper, Jr.

/s/ STEPHEN P. ADIK       Director                        January 28, 2005
-------------------
Stephen P. Adik

/s/ JON S. FOSSEL         Director                        January 28, 2005
-----------------

Jon S. Fossel

/s/ JULIA L. JOHNSON      Director                        January 28, 2005
--------------------
Julia L. Johnson

/s/ CORBIN A. MCNEILL JR  Director                        January 28, 2005
---------------------
Corbin A. McNeill, Jr.

/s/ PHILIP L. MASLOWE     Director                        January 28, 2005
---------------------
Philip L. Maslowe



                                INDEX TO EXHIBITS


Exhibit
No.             Description
---             -----------

3.1             NorthWestern   Corporation   2004  Special   Recognition   Grant
                Restricted Stock Plan.*

3.2             Amended   and   Restated   Certificate   of   Incorporation   of
                NorthWestern Corporation, dated October 15, 2004.*

3.3 Amended and Restated Bylaws of NorthWestern Corporation, a Delaware Corporation, dated October 15, 2004.*

4.1             Specimen Share Certificate.*

5.1             Opinion of NorthWestern Corporation's General Counsel (Thomas J.
                Knapp, Esq.) regarding the legality of the restricted Common Shares being registered.*

23.1            Consent of Deloitte & Touche LLP.*

23.2            Consent of NorthWestern Corporation (included in Exhibit 5.1).*

24.1            Power of Attorney (included on signature page hereto).*

99.1            Form  of  Award  under  the  2004  Special   Recognition   Grant
                Restricted Stock Plan.*

* Filed Herewith